KONARED CORPORATION
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, HI 96756

April 21, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	KonaRed Corporation (the "Company")
Registration Statement on Form S-1
Filed March 21, 2014
File No. 333-194742

Thank you for your letter of January April 15, 2014 in regard to the Registration Statement on Form S-1 filed by the Company on March 21, 2014. The Company's responses are numbered in a manner that corresponds with your comments as set out in your letter of April 15, 2014. Please also find enclosed a blackline (the "Blackline") indicating the applicable amendments to the Form S-1, as included in our Amendment No. 1 in response to your comments.

Agreements with Lincoln Park Capital Fund, LLC, page 4

1.     Please disclose the material terms of the January Purchase Agreement, such as the price paid for the units, including the discount to market, the material terms of the warrants, and the registration rights.

In response to your comment, we have updated and expanded the January Purchase Agreement on page 4, as follows:

Previous text:

"On January 27, 2014, we entered into a securities purchase agreement with Lincoln Park, which we refer to in this prospectus as the January Purchase Agreement, pursuant to which we issued 1,136,364 units to Lincoln Park, at a purchase price of $0.55 per unit for gross proceeds of $625,000.20. Each unit consisted of one share of our common stock and one non-transferable common share purchase warrant, with each warrant entitling Lincoln Park to acquire one additional share of our common stock at a price of $0.65 per share for a period of six years. Pursuant to the January Purchase Agreement, we agreed to file a registration statement related to the transaction with the SEC covering the shares of common stock (excluding the warrants and any shares of common stock issuable upon exercise of the warrants)."

Updated text:

"On January 27, 2014, we entered into a securities purchase agreement with Lincoln Park, which we refer to in this prospectus as the January Purchase Agreement, pursuant to which we issued 1,136,364 units to Lincoln Park, at a purchase price of $0.55 per unit (an approximate discount to market price of 51% as the shares of our common stock closed at $1.13 per share on January 24, 2014, being last trading day before completing the foregoing private placement) for gross proceeds of $625,000.20. Each unit consisted of one share of our common stock and one non-transferable common share purchase warrant, with each warrant entitling Lincoln Park to acquire one additional share of our common stock at a price of $0.65 per share for a period of six years. Under the January Purchase Agreement, we agreed to, on or prior to the 10th business day following demand by Lincoln Park, file a registration statement related to the transaction with the SEC covering the shares of common stock (excluding the warrants and any shares of common stock issuable upon exercise of the warrants) so as to permit the resale of such shares by Lincoln Park under Rule 415 under the Securities Act of 1933 at the then prevailing market prices (and not fixed prices). The warrants are subject to certain adjustment provisions and commencing on January 27, 2016, and if at the time of exercise under a registration statement is not effective (or a prospectus contained therein is not available for use) for the resale by Lincoln Park of all of the warrant shares, then, at Lincoln Park's sole discretion, the warrant may be exercised, in whole or in part, at such time by means of a "cashless exercise" pursuant to the terms of the warrant certificate."

2.     Please revise the third paragraph to disclose how the purchase price is calculated according to the definitions in Section 1 of the Purchase Agreement. Also describe the Accelerated Purchases and Accelerated Purchase Price in Section 2(b) of the Purchase Agreement.

In response to your comment, we have updated and expanded the purchase price disclosure beginning at the third paragraph on page 4, as follows:

"Other than 872,727 shares of our common stock that we have already issued to Lincoln Park pursuant to the terms of the Purchase Agreement as consideration for its commitment to purchase additional shares of our common stock under the Purchase Agreement, we do not have the right to commence any further sales to Lincoln Park under the Purchase Agreement until the SEC has declared effective the registration statement of which this prospectus forms a part. Thereafter and upon satisfaction of the other conditions set forth in the Purchase Agreement, we have the right, but not the obligation, to direct Lincoln Park to purchase up to $100,000 worth of shares of our common stock (each such purchase a "Regular Purchase"), at a purchase price per share based on the market price of our common stock immediately preceding the time of sale; provided, however, that (i) the Regular Purchase may be increased to up to $150,000 worth of share of our common stock, provided that the closing sale price of our common stock is not below $1.50 on the purchase date, (ii) the Regular Purchase may be increased to up to $250,000 worth of shares of our common stock, provided that the closing sale price of the shares of our common stock is not below $2.00 on the purchase date, (iii) the Regular Purchase may be increased to up to $400,000 worth of shares of our common stock, provided that the closing sale price of our common stock is not below $2.50 on the purchase date, and (iv) the Regular Purchase may be increased to up to $500,000 worth of shares of our common stock, provided that the closing sale price of our common stock is not below $3.00 on the purchase date. We may deliver multiple Regular Purchase notices to Lincoln Park so long as at least one (1) business day has passed since the most recent Regular Purchase was completed. We may also issue up to 218,182 shares, as additional commitment shares, pro rata as Lincoln Park purchases up to $12,000,000 of our stock as directed by us. For example, if we elect, at our sole discretion, to require Lincoln Park to purchase $50,000 of our stock then we would issue 909 shares of the pro rata commitment fee which is the product of $50,000 (the amount we have elected to sell) divided by $12,000,000 (the total amount we can sell Lincoln Park under the Purchase Agreement multiplied by 218,182 (the total number of pro rata commitment shares). The pro rata commitment shares will only be issued pursuant to this formula as and when we elect at our discretion to sell stock to Lincoln Park. Except as described in this prospectus, there are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Lincoln Park.

The purchase price per share for each such Regular Purchase will be the lower of:

•	the lowest sale price for our common stock on the purchase date of such shares; or

•	the arithmetic average of the three lowest closing sale prices for our common stock during the 12 consecutive business days ending on the business day immediately preceding the purchase date of such shares.

The purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute the purchase price. Other than as set forth above, there are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Lincoln Park.

Subject to the terms and conditions of the Purchase Agreement, in addition to Regular Purchases, we also have the right, but not the obligation, to direct Lincoln Park from time to time, and Lincoln Park will have the obligation, to buy shares of our common stock an accelerated purchase price on an accelerated purchase date in an amount equal to an accelerated purchase share amount (each such purchase, an "Accelerated Purchase"). In accordance with our company's accelerated purchase right, we may deliver an accelerated purchase notice to Lincoln Park only on a purchase date on which we also properly submitted a regular purchase notice for a Regular Purchase and the closing sale price of our common stock is not below $1.00 (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction). The accelerated purchase price for such Accelerated Purchase will be the lower of:

•

ninety-two percent (92%) of the volume weighted average price of our common stock on a principal market during (A) the entire trading day on the accelerated purchase date, if the volume of shares of our common stock traded on a principal market on the accelerated purchase date has not exceeded the accelerated purchase share volume maximum, or (B) the portion of the trading day of the accelerated purchase date until such time at which the volume of shares of our common stock traded on a principal market has exceeded the accelerated purchase share volume maximum; or

•

the closing sale price of our common stock on the accelerated purchase date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

For the purposes of the foregoing, the accelerated purchase share volume maximum means the number of shares of our common stock traded on a principal market on the accelerated purchase date equal to (i) the amount of shares of our common stock directed by our company to be purchased on the accelerated purchase notice, divided by (ii) 0.30 (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction). For the purposes of the foregoing, the accelerated purchase share amount means the number of shares of our common stock directed by our company to be purchased by Lincoln Park, which number shall not exceed the lesser of (i) 200% of the number of shares of our common stock to be purchased by Lincoln Park pursuant to the corresponding Regular Purchase notice for a corresponding Regular Purchase and (ii) 0.30 multiplied by the trading volume of our common stock on a principal market on the accelerated Purchase date. For the purchase of the foregoing, the accelerated purchase date means the business day immediately following the applicable purchase date with respect to the corresponding Regular Purchase."

3.     Please disclose the percentage of shares of the public float represented by the shares being registered.

In response to your comment, we have updated and expanded the first paragraph on page 6, as follows:

Previous text:

"As of March 19, 2014, there were 75,057,576 shares of our common stock outstanding, of which 32,307,576 shares were held by non-affiliates. Although the Purchase Agreement provides that we may sell up to $12,000,000 of our common stock to Lincoln Park, only 8,951,010 shares of our common stock issued or to be issued under the Purchase Agreement are being offered under this prospectus, which represents (i) 872,727 shares of common stock issued to Lincoln Park as the initial commitment shares under the Purchase Agreement; (ii) up to 7,860,101 shares of common stock that may be sold to Lincoln Park under the Purchase Agreement; and (iii) up to 218,182 shares of common stock that may be issued to Lincoln Park as additional commitment shares under the Purchase Agreement."

Updated text:

"As of April 15, 2014, there were 75,057,576 shares of our common stock outstanding, of which 32,307,576 shares were held by non-affiliates and considered public float. 10,087,374 shares of our common stock to be offered by the selling stockholders constitutes approximately 31% of the shares of the public float.

Although the Purchase Agreement provides that we may sell up to $12,000,000 of our common stock to Lincoln Park, only 8,951,010 shares of our common stock issued or to be issued under the Purchase Agreement are being offered under this prospectus, which represents (i) 872,727 shares of common stock issued to Lincoln Park as the initial commitment shares under the Purchase Agreement; (ii) up to 7,860,101 shares of common stock that may be sold to Lincoln Park under the Purchase Agreement; and (iii) up to 218,182 shares of common stock that may be issued to Lincoln Park as additional commitment shares under the Purchase Agreement."

4.     Please disclose why the parties chose to make the Purchase Agreement for $12 million when it appears that your business, share price and other factors prevent you from being able to draw down more than a portion of the total.

In response to your comment, we have updated and expanded the of our capital plan description on page 68, as follows:

Previous text:

"We currently project we will need to raise additional capital as follows in order to meet our business plan targets:"

Year	Additional Capital Required
2014	$1.1 million
2015	$1.3 million
2016	$1.5 million
2017	$1.7 million
2018	$1.9 million

Updated text:

"We currently project we will need to raise additional capital as follows over the next five years in order to meet our business plan targets:

Year	Additional Capital Required
2014	$1.1 million
2015	$1.3 million
2016	$1.5 million
2017	$1.7 million
2018	$1.9 million

Our primary requirement for additional capital is to invest in manufacturing of inventory which we will then sell through the expanded distribution channels we are developing. Additionally, we plan to expand our advertising and marketing initiatives and project we will need to hire additional management, warehouse and administrative staff; and may need to expand our warehouse facilities. During the period of 2014 to 2016 we project our capital plan will be achieved via equity sales and positive gross margin contribution achieved by increased product sales. We currently project that in 2017 forward we will be able to meet our present capital projections from increased sales revenues which produce positive gross margin. Our capital plan is flexible and we can reduce planned future discretionary expenditures and investments if our capital raising efforts during a particular period do not meet targets. We estimate our capital requirements can be largely fulfilled via the Purchase Agreement and that the budgeted total funding level of $12 million is an appropriate target. It is our expectation that our share price should appreciate over the coming years if we are successful in executing our business plans and will provide us with the opportunity to fully drawdown the $12 million equity line. However, in the event that our share price does not sustain a level which would allow us to fully drawdown the entire amount of the $12 million equity line, given the number of shares currently registered in the registration statement, the company may seek to register additional shares of our common stock for sale to Lincoln Park under the Purchase Agreement in one or more additional registration statements that may be filed with the SEC in the future. Our ability to register additional shares of common stock for sales to Lincoln Park under the Purchase Agreement would enable us to draw down the full commitment under the Purchase Agreement if a shortfall should occur due to a low share price level."

In regards to whether our capital target is appropriate, we advise that we believe our business will grow substantially over the next five years and will require this level of capital. As detailed in the Form S-1 we project our distribution channels will expand and expect our licensing agreement with VDF FutureCeuticals ('VDF') will support expanded sales as we incorporate VDF's scientific research into our product development and marketing initiatives. With respect to our share price and other factors such as consumer demand, we cannot accurately predict these at this juncture, but believe the attractiveness of our products and the fundamentals of our operation and will be recognized by consumers and investors and cause our sales and share price to increase over time.

Risks Related to the Offering, page 13

The sale or issuance of our common stock to Lincoln Park . . ., page 13

5.     Please revise the dilutive effect example in the fourth paragraph based on a more recent share price. In your example, also disclose in tabular format the dilutive effect assuming your stock price decreased 25%, 50% and 75% from the recent stock price.

In response to your request, we have amended the referenced text as follows:

Previous text:

"Additionally, the sale...as reported on the OTC Bulletin Board, and may be less than $0.35 per share and such sales to Lincoln Park will thereby have a dilutive effect on our stockholders. For example, assuming all 7,860,101 shares of our common stock being offered under this prospectus that may be purchased by Lincoln Park are sold at $0.80 per share, the last reported sale price of our common stock as reported on the OTC Bulletin Board on March 19, 2014, purchasers of shares of our common stock under this prospectus will experience an immediate dilution of $0.08 per share (see "Dilution"). Additionally, when we sell..."

Updated text:

"Additionally, the sale...as reported on the OTC Bulletin Board, and may be less than $0.35 per share and such sales to Lincoln Park will thereby have a dilutive effect on our stockholders. Additionally, when we sell..."

Under the terms of the Purchase Agreement the price of our shares cannot trade below a minimum low price of $0.35/share on a day on which we choose to sell shares to Lincoln Park. However, if the minimum $0.35 price is met on a sale date, sales to Lincoln Park may be made based on an average trailing average price formula. This formula specifies that the average of the three (3) lowest closing sale prices during the preceding consecutive twelve (12) trading day period immediately preceding the sale date would be used as the sale price on the sale date. The effect of this is that even if our shares have traded at a substantial discount to the $0.35 minimum low price during the preceding twenty one day period, we still have the right to sell shares to Lincoln Park, but the per share price for such sales would be based on the trailing average price formula.

Existing Shareholders' Financial Position Based on Decreases from April 15, 2014 Share Price of $0.63

Recent share price		$0.63	$0.63	$0.63	$0.63
Minimum low trade price on day of share sale		$0.35	$0.35	$0.35	$0.35
Negative variance		n/c	(25)%	(50)%	(75)%
Adjusted share price (based where applicable on the average trailing price formula)	$	n/c	$0.47	$0.32	$0.16
Maximum number of shares sold		7,860,101	7,860,101	7,860,101	7,860,101
Maximum sale Proceeds at share price level		$4,951,864	$3,694,247	$2,515,232	$1,257,616
Total shares outstanding prior to sale		75,057,576	75,057,576	75,057,576	75,057,576
Total shares outstanding after maximum sale*		83,135,859	83,135,859	83,135,859	83,135,859
Book value of Company at December 31, 2013		$363,478	$363,478	$363,478	$363,478
Book value of Company after maximum sale		$5,315,342	$4,057,725	$2,878,710	$1,621,094
Net tangible book value per share prior to maximum sale		$0.0048	$0.0048	$0.0048	$0.0048
Per share book value positive contribution created by maximum sale		$0.0596	$0.0444	$0.0303	$0.0151
Net tangible book value per share after maximum sale		$0.0639	$0.0488	$0.0346	$0.0195

*(Total shares outstanding after maximum sale includes both the 7,860,101 shares sold to Lincoln Park, plus the 218,182 maximum number of commitment shares which would be issued to Lincoln Park)

Summary: At the recent share price of $0.63 per share, we would be able to sell up to 7,860,101 shares at a price of $0.63 per share which would have the beneficial effect of increasing our tangible book value per share by $0.0596 per share. If our share price fell by 25% to $0.47 per share, we would be able to sell up to 7,860,101 shares at a price of $0.47 per share which would have the beneficial effect of increasing our tangible book value per share by $0.0444 per share. If our share price fell by 50% and this created an average trailing share price of $0.32 per share, we would be able to sell up to 7,860,101 shares at a price of $0.32 per share which would have the beneficial effect of increasing our tangible book value per share by $0.0303 per share. If our share price fell by 75% and this created an average trailing share price of $0.16 per share, we would be able to sell up to 7,860,101 shares at a price of $0.16 per share which would have the beneficial effect of increasing our tangible book value per share by $0.0151 per share. Under all these scenarios, the contemplated shares sales would have an anti-dilutive effect on the tangible book value of shares held by existing shareholders. Our share price, based on the trailing sale price formula, would have to fall below $0.0048 per share in order for negative dilution to occur for shareholders who purchased shares prior to any purchases by Lincoln Park."

Use of Proceeds, page 15

6.     Please revise to clarify that you may receive substantially less than $12,000,000 from the financing due to the number of shares being registered, your share price, discount to market and other factors.

In response to your request, we have amended the referenced text as follows:

 Previous text:

"This prospectus relates expenses applicable to the sale of their shares.

Any proceeds from Lincoln Park pursuant to the Purchase Agreement"

Updated text:

"This prospectus relates expenses applicable to the sale of their shares.

Since proceeds from share sales made to Lincoln Park under the terms of the Purchase Agreement are based on trade date market prices, or a pricing formula which incorporates an average of trailing share prices, it is possible that we will receive substantially less than $12,000,000 in proceeds for share sales made under the Purchase Agreement. Specifically, in order for us to receive the full $12,000,000 contemplated in the Purchase Agreement, the per share price of all of the 7,860,101 shares specified for sale would have to be sold at, or above, an average price of $1.53 per share, which is above the maximum high trade price of $1.36 level at which our shares have historically traded. Factors which might negatively impact the price we receive also include the possibility of: general negative market reaction to the presence of a large selling shareholder; and many other tangible and intangible factors regarding acceptance of our products by consumers and our ability to execute our business plan.

Any proceeds from Lincoln Park pursuant to the Purchase Agreement"

Dilution, page 15

7.     Please revise your pro forma net tangible book value based on a price per share as of a more recent date.

Also, disclose the dilution in net tangible book value to purchasers on a per share basis. In response to your request, we have amended the referenced text as follows:

Previous text:

" If you purchase shares of our common stock offered under this prospectus, your interest will be diluted immediately...and then dividing by total shares outstanding. Net tangible book value per share at the date of our latest audited financial statements for the year ended December 31, 2013 is $0.01 per share. This is based on: (i) total liabilities of $276,957; (ii) total assets of $640,705; and (iii) shares outstanding of 72,366,667 for the year ended December 31, 2013.

Net tangible book value (deficit) dilution per share...under this prospectus.

After giving effect to our sale of up to 7,860,101 shares of common stock to Lincoln Park at a purchase price of $0.80 per share, being the last reported sale price of our common stock as reported on the OTC Bulletin Board on March 19, 2014, our pro forma net tangible book value as of December 31, 2013 would have been $6,928,786 or $0.09 per share. This is based on: (i) total liabilities of $276,957; (ii) adjusted total assets of $6,928,786, which includes incoming cash of $6,288,081 from share sales to Lincoln Park; and (iii) adjusted shares outstanding of 80,226,768, which includes the issuance of 7,860,101 shares to Lincoln Park. This represents an immediate increase of net tangible book value of $0.08 per share to our existing stockholders and an immediate dilution in net tangible book value of $6,288,081 per share to purchasers of shares of our common stock under this prospectus. The following table illustrates this per share dilution:

The following table illustrates this per share dilution:

Offering price per share (using the last reported sale price of our common stock on March 19, 2014)	$0.80
Net tangible book value per share as of December 31, 2013	$0.01
Increase in net tangible book value per share attributable to this offering	$0.08
Pro forma net tangible book value per share after this offering	$0.09
Dilution in net tangible book value per share to purchasers	$6,288,081

Lincoln Park may sell...of dilution to such purchasers may be significantly higher."

Updated text:

" If you purchase shares of our common stock offered under this prospectus, your interest will be diluted immediately...and then dividing by total shares outstanding. As of April 15, 2014, our net tangible book value per share is $0.0048 based on current shares outstanding of 75,057,576 and assets of $640,705 and liabilities of $276,957 as reported in our latest audited financial statements for the year ended December 31, 2013.

Net tangible book value (deficit) dilution per share...under this prospectus.

When using current shares outstanding of 75,057,576 and after giving effect to our sale of up to 7,860,101 shares of common stock to Lincoln Park at a purchase price of $0.63 per share, being the last reported sale price of our common stock as reported on the OTC Bulletin Board on April 15, 2014; and issuance of the 218,182 commitment shares, our pro forma net tangible book value as of December 31, 2013 would have been $ 0.0639 per share. This is based on: (i) total liabilities of $276,957; (ii) adjusted total assets of $5,592,569, which includes incoming cash of $4,951,864 from share sales to Lincoln Park; and (iii) adjusted shares outstanding of 83,135,859, based on 75,057,576 shares outstanding on April 15, 2014 plus issuance of 7,860,101 shares to Lincoln Park, plus issuance of the 218,182 commitment shares. This represents an immediate increase of net tangible book value of $0.0596 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.0048 per share to purchasers of shares of our common stock under this prospectus. The following table illustrates this per share dilution:

The following table illustrates this per share dilution:

Offering price per share (using the last reported sale price of our common stock on April 15, 2014)	$0.63
Net tangible book value per share as of December 31, 2013	$0.0048
Increase in net tangible book value per share attributable to this offering	$0.0596
Pro forma net tangible book value per share after this offering	$0.0639
Dilution in net tangible book value per share to purchasers	$0.0048

Lincoln Park may sell...of dilution to such purchasers may be significantly higher."

Selling Stockholders, page 16

8.     Please include in the table the shares underlying the warrants issued pursuant to the January Purchase Agreement.

In response to your request, we have amended the referenced text as follows:

Previous text:

Name of Selling Stockholder	Shares Beneficially Owned by the Selling Stockholder before the Offering(1)	Percentage of Outstanding Shares Beneficially Owned Before the Offering(2)	Total Shares Offered in the Offering	Shares Beneficially Owned by the Selling Stockholder after the Offering(3)
Lincoln Park Capital Fund, LLC(4)	2,009,091(5)	2.68%	10,087,374	-
Bailout Investments Ltd. (6)	681,818(7)	<1%	681,818	-
Totals	683,827		10,769,192	-

Notes
(1)

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to shares of common stock. Shares of common stock subject to options, warrants and convertible debentures currently exercisable or convertible, or exercisable or convertible within 60 days, are counted as outstanding.

(2)

Based on 75,057,576 outstanding shares of our common stock as of March 19, 2014, which includes: (i) 1,136,364 shares of our common stock issued to Lincoln Park on January 27, 2014 for a total purchase price of $625,000.20 under the January Purchase Agreement; (ii) 872,727 shares of our common stock issued to Lincoln Park on February 3, 2014 as a fee for its commitment to purchase additional shares of our common stock under the Purchase Agreement; and (iii) 681,818 shares of our common stock issued to BIL on January 27, 2014 for a total purchase price of $374,999.90 under the BIL Bridge Agreement. Although we may at our discretion elect to issue to Lincoln Park up to an aggregate additional amount of $12,000,000 of our common stock under the Purchase Agreement, other than the shares described in the immediately preceding sentence, such shares are not included in determining the percentage of shares beneficially owned before this offering.

(3)

Because the selling stockholders may offer and sell all or only some portion of the 10,769,192 shares of our common stock being offered pursuant to this prospectus and may acquire additional shares of our common stock in the future, we cannot provide an estimate of the number and percentage of shares of our common stock that any of the selling stockholders will hold upon termination of the offering.

(4)

Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the Purchase Agreement. Lincoln Park is not a licensed broker dealer or an affiliate of a licensed broker dealer. Lincoln Park is not affiliated with or otherwise related to Bailout Investments Ltd.

(5)

Represents: (i) 1,136,364 shares of our common stock issued to Lincoln Park on January 27, 2014 for a total purchase price of $625,000.20 under the January Purchase Agreement; and (ii) 872,727 shares of our common stock issued to Lincoln Park on February 3, 2014 as a fee for its commitment to purchase additional shares of our common stock under the Purchase Agreement, all of which shares are covered by the registration statement of which this prospectus forms a part. See the description under the subheading "The Offering" - "Agreements with Lincoln Park Capital Fund, LLC" for more information about the January Purchase Agreement and the Purchase Agreement.

(6)

Wayne Weaver, a director of Heritage Corporate Services LLC, a private Delaware limited liability company, exercises voting and dispositive power with respect to the shares of our common stock that are beneficially owned by Bailout Investments Ltd. Heritage Corporate Services LLC is the corporate director of Bailout Investments Ltd.

(7)	Represents (i) 681,818 shares of our common stock issued to BIL on January 27, 2014 for a total purchase price of $374,999.90 under the BIL Bridge Agreement.

Updated text:

Name of Selling Stockholder	Shares Beneficially Owned by the Selling Stockholder before the Offering(1)	Percentage of Outstanding Shares Beneficially Owned Before the Offering(2)	Total Shares Offered in the Offering	Shares Beneficially Owned by the Selling Stockholder after the Offering(3)
Lincoln Park Capital Fund, LLC(4)	3,145,455(5)	3.79%	10,087,374	-
Bailout Investments Ltd. (6)	1,363,636(7)	1.64%	681,818	-
Totals	4,509,091	5.43%	10,769,192	-

Notes
(1)	Beneficial ownership...

(2)

The denominator for this calculation is 83,092,424 common shares. This is based on: (i) 75,057,576 shares of our common stock outstanding as of April 15, 2014 (which includes 72,366,667 unrelated previously issued common shares plus: (a) 1,136,364 shares of our common stock issued to Lincoln Park on January 27, 2014 under the January Purchase Agreement; (b) 872,727 shares of our common stock issued to Lincoln Park on February 3, 2014 as a fee for its commitment to purchase additional shares of our common stock under the Purchase Agreement; and (c) 681,818 shares of our common stock issued to BIL on January 27, 2014 under the BIL Bridge Agreement); plus (ii) 3,966,666 fully vested, immediately exercisable, unrelated previously issued warrants to purchase 3,966,666 common shares; and (iii) 2,250,000 fully vested, immediately exercisable, unrelated previously issued options to purchase 2,250,000 common shares; (iv) 1,136,364 warrants to purchase 1,136,364 common shares issued to Lincoln Park under the January Purchase Agreement; and (v) 681,818 warrants to purchase 681,818 common shares issued to Bailout Investments Ltd under the BIL Bridge Agreement. Although we may...

(3)	Because the selling stockholders may offer...

(4)	Josh Scheinfeld and Jonathan Cope, the Managing Members...

(5)

Represents: (i) 1,136,364 shares of our common stock issued to Lincoln Park on January 27, 2014 for a total purchase price of $625,000.20 under the January Purchase Agreement; (ii) the issuance to Lincoln Park under the January Purchase Agreement of 1,136,364 warrants to purchase 1,136,364 common shares; and (iii) 872,727 shares of our common stock issued to Lincoln Park on February 3, 2014 as a fee for its commitment to purchase additional shares of our common stock under the Purchase Agreement, all of which shares...

(6)	Wayne Weaver, a director of Heritage Corporate Services LLC, a private...

(7)

Represents (i) 681,818 shares of our common stock issued to BIL on January 27, 2014 for a total purchase price of $374,999.90 under the BIL Bridge Agreement; plus (ii) ) the issuance to Bailout Investments Ltd. under the BIL Bridge Agreement of 681,818 warrants to purchase 681,818 common shares .

The Lincoln Park Transactions, page 18

The January Purchase Agreement, page 18

9.      Please explain the terms of the cashless exercise in Section 2(c) of the warrant and whether this section permits Lincoln Park to exercise the warrants at a formula that is tied to the market price of the company's common stock. We may have further comment after reviewing your response.

Section 2(c) of the warrant is a standard cashless exercise provision for a warrant. Essentially, the effect of the provision is to provide a mechanism for determining the number of shares to be issued to the warrant holder in the event the holder elects to exercise the warrant on a cashless basis. The effect of the provision is to provide the holder with the same net economic benefit the holder would have received had the holder exercised the warrant (at the same time and to the same extent) by paying the cash exercise price then in effect. That is, upon a cashless exercise of the warrant, the total number of shares that would have been issued to the holder had the holder exercised the warrant by paying the cash exercise price is reduced by an amount of shares having an aggregate fair market value equal to the total amount of the exercise price the holder would have paid in cash to exercise the warrant. Accordingly, the reference to the "volume weighed average price" in the cashless exercise provision is merely the means by which the company determines "fair market value" for purposes of calculating the amount by which the total number of shares issuable to the holder upon a cashless exercise price must be reduced in order to put the holder in the same net economic position had the holder exercised the warrant by paying the cash exercise price and, as a result, the total number of shares to be issued to the holder upon a cashless exercise. It does not change the fact that the exercise price of the warrant (which is also used to determine the number of shares issued upon a cashless exercise) is fixed and, therefore, it does not change the fact that the holder of the warrant has always been at market risk with respect to the warrant since the warrant was issued (which was prior to the filing of the registration statement on Form S-1), regardless of whether the holder elects to exercise the warrant by paying the exercise price in cash or through a cashless exercise. In other words, the exercise price of the warrant does not become a "floating" exercise price that is tied to the market price of the company's common stock when the holder elects to exercise the warrant on a cashless basis, nor does it change the net economic benefit of the warrant to the holder. The net economic benefit to the holder is the same, regardless whether the warrant is exercised for cash or on a cashless basis.

Exhibit 10.22

10.      Under Section 10(c) of the Purchase Agreement, it appears that the delisting of your shares from the OTC Bulletin Board is an event of default that would suspend your right to deliver a purchase notice to the Investor as long as the event of default has occurred and is continuing. Please revise to reflect that the Purchase Agreement will terminate if your shares are delisted, as the pricing mechanism of the agreement will have failed. If you decide to amend your agreement with Lincoln Park, you must first withdraw the registration statement, renegotiate the necessary provisions, and then file a new registration statement.

As a preliminary matter, we respectfully refer the Staff to (i) Comment #1 contained in the letter of Jeffrey Reidler, Assistant Director, dated January 9, 2013, relating to a purchase agreement between Opexa Therapeutics, Inc. ("Opexa") and Lincoln Park that contained terms (including Event of Default provisions) substantially similar to those contained in the Purchase Agreement (Registration Statement on Form S-1, File No. 333-185738), (ii) the comment response letter of Opexa dated January 14, 2013, in which Opexa responded to such Staff comment, (iii) Comment #1 contained in the letter of Jeffrey Reidler, Assistant Director, dated January 24, 2013, relating to Comment #1 contained in the Staff's January 9, 2013 letter, and (iv) the comment response letter of Pillsbury Winthrop Shaw Pittman LLP, on behalf of Opexa, dated April 8, 2013, in response to such comments. As a result of such responses and discussions between the Staff and counsel to Opexa and Lincoln Park, the Staff withdrew Comment #1 contained in the Staff's January 9, 2013 letter and Opexa was not required to withdraw its registration statement and amend its purchase agreement with Lincoln Park.

We respectfully submit that the private transaction represented by the Purchase Agreement was "complete" upon execution of the agreement by the parties on January 31, 2014, and that Lincoln Park is irrevocably bound to purchase the shares subject to any "put" by the company, and Section 10(c) is a customary provision for transactions of this type that are entirely outside of the control or discretion of Lincoln Park.

      Question 139.15 of the Staff's Securities Act Sections Compliance and Disclosure Interpretations dated May 16, 2013 ("C&DIs") states: "For the private transaction to be "complete" in a private equity line financing, the investor must be irrevocably bound to purchase all of the securities. How does this apply to the company's put? Answer: Only the company can have the right to exercise the put and, except for conditions outside the investor's control, the investor must be irrevocably bound to purchase the securities once the company exercises the put. [Nov. 26, 2008]."

Section 10(c) of the Purchase Agreement is entirely outside the control of Lincoln Park. The company is solely in control of its listing, and when and if a listing change occurs is completely independent of and outside the control of Lincoln Park. Lincoln Park has no control over whether the company's common stock is delisted (or whether the company's common stock is ever listed on another exchange).

The impact of Section 10(c) of the Purchase Agreement is to temporarily suspend drawdowns to accommodate the possibility that the listing of the company's common stock may move from one trading market to another. It does not terminate the Purchase Agreement. Specifically, Section 10(c) is intended to cover a situation where the company's common stock is delisted from the OTC Bulletin Board (i.e., the current "Principal Market" as defined under the Purchase Agreement) and is not immediately listed on one of the other enumerated national exchanges or the OTC Markets. In that case, drawdowns are temporarily suspended until the company's common stock is listed on another exchange or the OTC Markets, at which time such other exchange or market becomes the "Principal Market" for all purposes of the Purchase Agreement and drawdowns under the Purchase Agreement may resume. Since it would not be unusual for a listing transfer to take a few days to be fully implemented, this provision is intended to address the situation where there is a gap period between delisting from one market and listing on another exchange or the OTC Markets, without the company losing the benefit of continuing to utilize the Purchase Agreement in the future. If the Staff were to require termination of the Purchase Agreement upon the occurrence of even a brief gap between delisting from one market and listing on another, the company's ability to resume use of the facility following a brief lapse in its listing status would be permanently cut off. We respectfully submit that such a draconian effect would be extremely unusual for these types of transactions, would be significantly detrimental to the company and its ability to raise capital in the near term and would fundamentally alter the business deal heretofore agreed by the parties.

We respectfully refer the Staff to Question 139.17 of the Staff's Securities Act Sections C&DIs, which states: "If the investor has the ability to make investment decisions under the equity line agreement after the filing of the "resale" registration statement, the investor will not be considered irrevocably bound. What are some elements or conditions that are viewed as continuing to provide the investor with an investment decision? Answer: Examples that we have observed include: . . .. agreements that permit the investor to decide when or at what price to purchase the securities underlying the put. . . . [Nov. 26, 2008]." We further respectfully refer the Staff to Question 139.19 of the Staff's Securities Act Sections C&DIs, which states: "Are conditions to closing such as "bring downs" of customary representations or warranties and customary clauses regarding no material adverse changes affecting the company within the investor's control that would prevent the private transaction from being "completed" in a private equity line financing? Answer: No. [Nov. 26, 2008]."

Section 10(c) does not afford Lincoln Park the investment decision to determine whether to purchase or reject any shares that have been put to it or to exercise any other investment discretion whatsoever. Rather, Section 10 operates only to suspend, perhaps only temporarily, the company's ability to put shares to Lincoln Park. This suspension is self-executing and requires no action on the part of either party to the agreement. Once the common stock is accepted for listing on another exchange or traded on another market, the Event of Default is no longer continuing and the company may once again sell shares to Lincoln Park (and Lincoln Park is required to purchase them).

Further, and perhaps more to the issue raised in the Staff's comment, an Event of Default of the type specified in Section 10(c) does not impact the ability to price shares that have been put by the company to Lincoln Park because pricing of a draw down under the Purchase Agreement is based on reference to present and historical trading prices of the company's common stock, and not to future trading prices (as may be the case in many other types of equity line agreements). For instance, if the company is able to deliver a Regular Purchase Notice because an Event of Default does not currently exist, then the pricing mechanism cannot fail with respect to that Regular Purchase because the purchase price for the shares would be based on reference to the trading prices of the company's common stock on the date the notice is delivered and during the prior 12 trading days. Any future delisting of the company's common stock would have no impact on the pricing of the shares issuable pursuant to such draw down. Accordingly, we do not view an event that triggers Section 10(c) of the Purchase Agreement as something that causes the pricing mechanism of the Purchase Agreement to fail. All it does is suspend the company's ability to deliver a new draw down notice until the stock is listed on another market or exchange (as the last sentence in Section 10 of the Purchase Agreement clearly indicates). Moreover, we have been advised by counsel to Lincoln Park that in their experience with numerous equity line transactions involving a variety of investors (including Lincoln Park) over many years (many of which have been the subject of Staff review), a continued listing condition is typical in an equity line purchase agreement, and the failure of such a condition does not necessarily require termination of the purchase agreement.

We believe Section 10(c) is a customary provision that is outside of Lincoln Park's control and that is beneficial to the company to accommodate the transfer of the listing of its common stock to another market or exchange and do not prevent the private placement transaction from being considered "completed." Accordingly, we respectfully submit that the private transaction was "completed" at the time the Purchase Agreement was executed on January 31, 2014 in full compliance with the Staff's public guidance on equity line transactions contained in the Staff's Securities Act Sections C&DIs, and the parties should not be required to withdraw the registration statement on Form S-1 and amend the Purchase Agreement as requested by the Staff. Upon review and consideration of the foregoing, we respectfully ask that the Staff withdraw comment 10 contained in its April 15, 2014 letter.

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Craig V. Rollins, at (604) 891-7785; or John Dawe our Chief Financial Officer, at (604) 939-2444.

Yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director